CONSENT OF EXPERT

March 4, 2008

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Augusta Resource Corporation

     I, James Sturgess, do hereby consent to the filing of the written disclosure of the technical report entitled “2007 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA” dated April 26, 2007, in the Form 40-F Annual Report and the Annual Information Form of Augusta Resource Corporation (the “Company”) dated March 4, 2008.

     I also consent to the use of my name in the Company’s Form 40-F Annual Report and Annual Information Form dated March 4, 2008 and to the use of the name Augusta Resource Corporation, in my capacity as Vice President, Projects & Environment of Augusta Resource Corporation.

By:	/s/ James Sturgess
James Sturgess
Vice President Projects & Environment
Augusta Resource Corporation
Denver, Colorado